SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

State Registry (NIRE) 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE EIGHT-HUNDRED AND SIXTY-FIFTH MEETING OF THE
BOARD OF DIRECTORS

On June 21, 2018, at 9 a.m., convened by the Chairman of the Board of Directors, Mario Engler Pinto Junior, ordinarily, as provided for in the head provision and Paragraph Six of Article 13 of the Bylaws, at the meeting room at the headquarter of the Company, located at Rua Costa Carvalho n° 300, São Paulo, the undernamed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP gathered together.

Opening the meeting, the Chairman of the Board, Mario Engler, justified the absence of the Board Member Reinaldo Guerreiro. (...)

After, the Chairman of the Board, Dr. Mario Engler, gave the word to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and to the Head of Capital Markets and Investor Relations, Mario Azevedo de Arruda Sampaio, who started to present item 5 of the agenda, “Approval of the general conditions for the 23rd issue of debentures, in an amount of up to R$750 millions” (time: 20’), based on the Resolution 00159/2018 of the Executive Board, of June 13, 2018, in the FI Internal Notice 35/2018, of June 6, 2018, and in the power point presentation, documents filed in the electronic folder of meetings.(...). After the matter was discussed and voted on, the Board of Directors unanimously approved, based on Items XIX and XXII of Article 14 of the Bylaws, the General Conditions Applicable to the 23rd Issue of simple Debentures, not convertible into shares, unsecured, in up to three (3) series, for public distribution (23rd Issue), as set forth in CVM Instruction No. 476, of January 16, 2009, as amended, under the following terms detailed:

1. Amount of the issue: up to seven hundred and fifty million reais (R$750 million), with a minimum of five hundred million reais (R$500 million).

2. Number of Series: up to three (3) series.

3. Guarantee: no guarantees, collateral or personal.

4. Type, Method, Convertibility and Issue of Certificates: the debentures will be issued with the possibility of goodwill or negative goodwill, registered, book-entry, simple and not convertible into shares, without the issue of safeguards or certificates.

5. Type: unsecured.

6. Number of Debentures: up to seven hundred and fifty thousand (750,000) Debentures will be issued.

7. Amortization Term:

a. 1st series: term of three (3) years, with 100% (one hundred per cent) amortization of the Unit Par Value on the due maturity date.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

b. 2nd series: a term of five (5) years, with 50.00% (fifty per cent) of the Unit Par Value in the 4th year after the issue date and amortization of the balance of the Unit Par Value on the due maturity date.

c. 3rd series: a term of seven (7) years, with 50.00% (fifty per cent) of the Unit Par Value in the 6th year after the issue date and amortization of the balance of the Unit Par Value on the due maturity date.

8. Remuneration: The maximum rates of compensation for the 1st, 2nd and 3rd series will be:

a. 1st  series: DI Rate + 0.50% p.a.

b. 2nd series: DI Rate + 0.75% p.a.

c. 3rd series: compensation of NTNB 2024 + 0.90% p.a.

The final rates will be established after the conclusion of the Bookbuilding procedure.

9.  Distribution: the Debentures will be distributed through a public offer with restricted efforts, pursuant to CVM Instruction 476.

10. Placement System:

(i) firm guarantee, for R$500 million, for the 1st and 2nd series.

(ii) best efforts, for R$250 million, for any of the series.

11. Frequency of payment of the compensation: 1st and 2nd series half-yearly and 3rd series annually.

12. Use of proceeds: refinancing the financial commitments due in 2018 and reinforcing the cash.

13. Financial Covenants:

a. Net Debt/Adjusted EBITDA ≤ 3.50.

b. Adjusted EBITDA/Financial Expenses ≥ 1,5.

14. Early Redemption:

a. 1st series: will be allowed, partially or in full, at any time, as of the 18th (eighteenth) month (including this date) after the issue date, with partial redemption premium of 0.20% p.a. on the debt balance on the actual date of the early redemption.

b. 2nd and 3rd series: will not be allowed.

15.  Unit Par Value: One thousand reais (R$1,000.00).

16.  Inflation Adjustment of the Unit Par Value: There will be no inflation adjustment of the Unit Par Value.

17.  Allocation: The allocation between the series will be carried out through the “Communicating Vessels” system and will be established after the Bookbuilding procedure.

18.  Means of Subscription and Payment: The Debentures will be subscribed and paid, in the primary market, for their Unit Par Value. (“First Payment Date” and “Payment Price”). If the Debentures are not subscribed and paid in full on the First Payment Date due to operational reasons, the Payment Price of the Debentures paid after the First Payment Date will be the Unit Par Value, plus the due compensation.

19.  Other Characteristics: The other characteristics of the debentures and the issue will be described in the deed and in other due documents.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

In addition, the Board of Directors authorizes the members of the Company’s Executive Board, subject to legal and statutory provisions, to carry out any and all measures related to the 23rd Issue, including negotiating the other terms and conditions of the documents related to the issue.

(...)

The minutes, once approved, will be signed by the Members of the Board of Directors: Mario Engler Pinto Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Jerônimo Antunes, Karla Bertocco Trindade, Luís Eduardo Alves de Assis, Lucas Navarro Prado and Rogério Ceron de Oliveira.

This is a free English translation of the original minutes drawn up in the Book of Minutes of the Meetings of the Company’s Board of Directors.

São Paulo, June 21, 2018.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 28, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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